EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

(a) Computation of the weighted average number of shares of common stock outstanding for the fiscal years ended the years ended December 31, 2002, 2003 and 2004.

	Shares of Common Stock	Weighted Shares Outstanding
January 1, 2003 to December 31, 2003	11,403	11,403
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	12	7
Shares purchased as treasury stock from BellSouth Wireless on March 28, 2003	(625)	(476)
Total	10,790	10,934
January 1, 2004 to December 31, 2004	10,790	10,790
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	7	5
Shares issued under Employee Stock Plan	5	2
Shares issued to Laurus Master Fund, Inc. on December 23, 2004	10	1
Total	10,812	10,798
January 1, 2005 to December 31, 2005	10,812	10,812
Shares issued on exercise of stock options	-	-
Shares issued under Directors Stock Plan	6	4
Shares issued under Employee Stock Plan	1	1
Shares issued to Laurus Master Fund, Inc. on December 23, 2005	823	415
Total	11,642	11,232

(b) Computation of Earnings per Share

Computation of earnings per share is net earnings (loss) divided by the weighted average number of shares of common stock outstanding for the years ended December 31, 2003, 2004 and 2005.

	2003	2004	2005
Net earnings (loss)	($1,404)	($2,079)	$593
Weighted average number of shares of common stock outstanding	10,934	10,798	11,232
Basic loss per share	($0.13)	($0.19)	$0.05
Diluted loss per share	($0.13)	($0.19)	$0.05